VIA EDGAR CORRESPONDENCE

May 6, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re: Triton International Limited
Amendment No. 3 to Registration Statement on Form S-4
Filed April 22, 2016
File No. 333-208757

Dear Ms. Long:

This letter responds to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 4, 2016 with respect to Triton International Limited’s Amendment No. 3 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2016 (“Amendment No. 3”), and is submitted on behalf of the registrant. Triton International Limited (“Holdco”) has filed today Amendment No. 4 to the Form S-4 (“Amendment No. 4”) together with this letter via EDGAR correspondence.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 4. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4.

Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
May 6, 2016, p. 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 161

Critical Accounting Policies, page 181

Valuation of Long Lived Assets – container rental equipment, page 181

1.	In your response to prior comment 5 you indicate that your impairment analysis for the pooled fleet is assessed at an equipment type level, while the impairment analysis for the specific fleet is assessed at the equipment type level by entity. We have the following comments in this regard:

•	Please expand your critical accounting policy disclosures to clarify this nuanced level at which you have grouped your container leasing equipment in your determination of their lowest level of separable cash flows; and

•	Please provide us with the results of your impairment testing for your specific fleet at the equipment type level by entity. Ensure you provide us with the underlying material assumptions you relied on in determining the estimates of future cash flows.

Response:

In response to the Staff’s comment, the disclosure on pages 185, 186 and 187 of Amendment No. 4 has been expanded.

2.	In your response to prior comment 5 you indicate you included incremental proceeds related to the final repair invoice issued to the lessee for damages which are not ultimately performed and incremental proceeds for units that are damaged by the lessee beyond repair. For 20-foot dry vans, the incremental proceeds amount was $164 per container sold and was held constant throughout the projection period. Please confirm, if true, that all lease agreements include terms that require lessees to make these damage related payments and such payments historically were approximately $164 per container leased. If not, provide additional support for this assumption.

Response:

The Staff is respectfully advised that virtually all of Triton’s lease contracts require the lessee to pay for the cost of damages incurred to Triton’s containers, and that such payments are generally made at the time the container is off-hired. The $164 per container represents the 2015 average of (i) the incremental proceeds related to the

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
May 6, 2016, p. 3

final repair invoice issued to the lessee for damages which were not ultimately performed where the container was sold and (ii) the incremental proceeds for units that were damaged by the lessee beyond repair for 20-foot dry van containers. The 5-year average (2011 – 2015) for 20-foot dry van containers, calculated on the same basis as described above, was $188.

In response to the Staff’s comment, the disclosure on page 185 of Amendment No. 4 has been expanded.

3.	In your response to prior comment 5 you indicate that because projected cash flows for all equipment types exceeded net book value as of December 31, 2015 by a substantial margin, you concluded that there was no indication of impairment and no additional disclosure was required. We note, however, that you performed additional stresses on the portfolio of units held in use and that in one scenario you stressed the per diem rates and the retirement proceeds by reducing the levels at each year in the projection by 25%. The results of this stress scenario indicated that the difference between the sum of the undiscounted cash flows and the net book value of the containers was only approximately $200 million. We have the following comments in this regard:

•	We note that you have provided us with additional stress test information on the entire portfolio of units held in use rather than by the asset groups described in your response. Please tell us whether any of your individual asset groups had undiscounted cash flow less than their net book value under these additional stress tests;

•	If there are reasonably possible scenarios which indicate there may be a material impairment at any of your asset group levels being tested, please expand your critical accounting policy disclosures to provide the following additional information:

•	A description of the key assumptions used by the Company in calculating the asset group’s future cash flow and how those key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the specific key assumptions; and

•	A description of potential events and/or changes in circumstances that are specific to the asset group and could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance. In this regard, we note that registrants should provide disclosure about critical accounting estimates

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
May 6, 2016, p. 4

pursuant to the guidance in Release 33-8350 if (i) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (ii) the impact of the estimates and assumptions on financial condition or operating performance is material.

Response:

The Staff is respectfully advised that in the stress case where Triton discounted the per diem rates and the retirement proceeds by 25% at each year in its projections, there were five instances out of twenty-eight asset groupings (by entity by equipment type) where the sum of the undiscounted cash flows was less than the net book value of the containers at December 31, 2015 by between 1.5% to 7.9%. The total of the net book value for these five asset groups was 1.1% of total net book value at December 31, 2015 for the four major equipment types. In all but one instance, these were related to 40-foot dry van containers (with the exception being 40-foot high cube dry van containers owned by Triton Container Investments LLC).

In response to the Staff’s comment, the disclosure on pages 184, 185, 186 and 187 of Amendment No. 4 has been expanded to describe the key assumptions, the degree of uncertainty associated with the key assumptions and the potential changes that could affect Triton’s key assumptions.

Container rental equipment, page 182

4.	We note from your response to prior comment 9 that you regularly review the disposition pricing of your containers and use this information to make decisions regarding estimates of residual values. In light of the fact that container rental equipment is your most significant asset and you experienced losses when selling certain 40-foot dry van containers and 40-foot high cube dry van containers during 2015, please expand your critical accounting policy disclosures to provide much of the information provided in your response. Specifically:

•	Expand your disclosures to clarify how you meet your objective of setting residual value estimates to reflect the likely outcomes over time;

•	Clarify that you evaluate the relationship between sales prices and residual values over a long-term horizon;

•	Disclose your belief that a 7-year analysis to be the most relevant since this encompasses the broadest data set over a longer-time horizon. In this regard, please clarify, if true, that this time horizon captures the cycles of your business to allow for an appropriate assessment of your assumptions underlying your depreciation policy;

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
May 6, 2016, p. 5

•	Expand your disclosure to address the fact that during the fourth quarter of 2015, you experienced losses when selling certain 40-foot dry van containers and 40-foot high cube dry van containers during 2015. Clarify that you do not adjust your long-term residual value estimates based on short-term data points and that you regularly review your data and will make further revisions as and when conditions warrant. Please confirm, and if true, revise your disclosure to indicate that you continue to monitor the sales prices for indicators of a deeper, more sustained market turndown and, if necessary, will adjust your estimates if there are indicators that the current weak market for containers will be sustained in the long term.

Response:

In response to the Staff’s comment, the disclosure on page 182 of Amendment No. 4 has been expanded.

Where You Can Find More Information, page 233

5.	Please incorporate by reference TAL’s 10-K/A, filed April 22, 2016, in your next amendment.

Response:

In response to the Staff’s comment, the disclosure on page 238 of Amendment No. 4 has been revised to incorporate by reference TAL’s 10-K/A, filed April 22, 2016, and TAL’s 10-K/A, filed May 5, 2016.

Financial Statements, page F-1
Note 1- Business and Summary of Significant Accounting Policies, page F-8
(c) Principals of Consolidation, page F-8

6.	We note your response to prior comment 8. You disclose that you only held 45.1% of TCI membership interests as of December 31, 2014. Please clarify whether or not your TCI membership interests also represent your voting interests. If so, and in light of your conclusion that TCI is not a variable interest entity, it is unclear as to your accounting basis for consolidating TCI in 2014. Please advise.

Response:

The Staff is respectfully advised that Triton’s membership interests in TCI disclosed on page F-9 of Amendment No. 4 represent Triton’s interest in TCI determined with reference to members’ capital account balances and does not represent Triton’s voting interests in TCI. TCI’s members have the right to vote on the matters specifically reserved for their vote or approval as set forth in TCI’s operating agreement (and not

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
May 6, 2016, p. 6

with reference to any particular percentage interests). Consequently, Triton followed the guidance in ASC 810-10-15-3b, which states: “If the reporting entity has an investment in another entity that is not determined to be a VIE, the reporting entity should use the guidance in the General Subsections to determine whether that interest constitutes a controlling financial interest.” Triton further referred to paragraph 810-10-15-8, which states: “The usual condition for a controlling financial interest is ownership of a majority voting interest and, therefore, as a general rule ownership by one reporting entity directly or indirectly of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.” Because there are no percentage-based voting interests in TCI and given the provisions of the TCI operating agreement (as described in Triton’s response of April 1, 2016 to comment no. 10 in the Staff’s comment letter of February 19, 2016, and in Triton’s response of February 5, 2016 to comment no. 34 in the Staff’s comment letter of January 21, 2016), Triton concluded that it is the controlling member and therefore should consolidate.

Note 13 – Share Based Compensation, page F-30

Options, page F-30

7.	We note your response to prior comment 12. Please clarify for the unvested options if you took into consideration whether the employees were expected to complete the requisite service at the time of the modification, and if so what consideration you gave to also recognizing compensation cost equal to the unrecognized grant-date fair value of the original award in addition to the incremental compensation cost over the remaining requisite service period.

Response:

The Staff is respectfully advised that the original grant date fair value of the market-based options was determined using a Monte Carlo simulation which derived the requisite service period of four years from the grant date of June 1, 2011. As of June 1, 2015, the four year requisite service period for the market-based options had been completed and the grant-date fair value of the original market-based options (both vested and unvested) had been fully and ratably recognized into compensation cost over the requisite service period.

In response to the Staff’s comment, the disclosure on pages F-14, F-31 and F-33 of Amendment No. 4 has been expanded.

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Ms. Pamela Long, Assistant Director

U.S. Securities and Exchange Commission
May 6, 2016, p. 7

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned or Christopher E. Austin at (212) 225-2000.

Sincerely,

/s/ Neil R. Markel
Neil R. Markel

cc:	Ian R. Schwartz

Vice President & General Counsel, Triton Container International Limited

Marc Pearlin

Vice President, General Counsel and Secretary, TAL International Group, Inc.

Christopher E. Austin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Paul T. Schnell, Esq.

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

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